SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-20022
CUSIP NUMBER

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: October 05, 2005

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Pomeroy IT Solutions, Inc. Pomeroy Computer Resources, Inc. 1020 Petersburg Road Hebron, Kentucky 41048

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company is unable to complete its financial statements for the third quarter of fiscal 2005 because it has identified errors relating to service billing and cost calculations. The errors relate to problems with new IT systems and processes for services revenues that were implemented during the latter part of the first quarter of fiscal 2005. The new IT systems converted and integrated the prior systems and processes used by the Company and Alternative Resources Corporation, the services business acquired by the Company during fiscal 2004.

      Due to problems with the integration of the IT systems and processes, the Company will undertake a comprehensive review of the invoicing of services for each month in fiscal 2005 to identify all errors and make any adjustments needed. As a result of this review, it is possible that financial results reported for prior quarters in fiscal 2005 could be affected. Once the Company has completed the comprehensive review, the Company's independent accounting firm will need time to complete its review of the financial statements before filing the Form 10-Q for the third quarter of fiscal 2005.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Michael E. Rohrkemper	(859)	586 0600

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the errors relating to service billing and cost calculations with the new IT systems and processes described in Part III of this Form 12b-25, the Company is unable at this time to reasonably estimate the results of operations for the third quarter of fiscal 2005.

Pomeroy IT Solutions, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005	By:	/s/ Michael E. Rohrkemper Michael E. Rohrkemper Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).